JAMES M. CAIN
DIRECT LINE: 202.383.0180
Internet: james.cain@sablaw.com

June 24, 2009

Via Messenger and edgar submission

Jennifer Gowetski, Esq.
Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Short Oil Fund, LP Registration No. 333-152386

Dear Ms. Gowetski:

On behalf of the United States Short Oil Fund, LP  (the “Registrant”), enclosed for your convenience is a courtesy copy of Pre-Effective Amendment No. 5 (the “Amendment”) to the above-captioned Registration Statement on Form S-1.  The Amendment was filed with the Commission on June 24, 2009.  The enclosed copy has been marked to show changes from Pre-Effective Amendment No. 4 to the Registration Statement on Form S-1 (“Amendment No. 4”).  In the Amendment, the Registrant has made changes in response to your comments, updated certain information, and made certain other stylistic and formatting changes.

Also, we are providing the Registrant’s responses to your comments of June 18, 2009 to Amendment No. 4.  Each of your comments is set forth below, followed by the Registrant’s response.

The Offering

Performance of the Related Public Funds, page 36

1.	Please update the prior performance information as of a more recent date to the extent that such information is available.

Response:   The Registrant has included performance data for each of the public commodity pools managed by United States Commodity Funds LLC (the “General Partner”), which include United States Oil Fund, LP, United States Natural Gas Fund, LP, United States 12 Month Oil Fund, LP, United States Gasoline Fund, LP and United States Heating Oil Fund, LP, as required by the rules and regulations promulgated under the Commodity Exchange Act of 1936 that relate to commodity pools.  Specifically, Rule 4.25(a)(7) under Part 4 of the Commodity Futures Trading Commission Regulations require that all performance information of the offered commodity pool and other commodity pools managed by the same Commodity Pool Operator be current “as of a date not more than three months preceding the date” of the prospectus.  The performance data included in the Amendment is as of March 31, 2009, a date within three months of the date of the Amendment.  Updating the performance information to a more recent date would not be meaningful to investors and would require significant effort on the part of the General Partner and would delay the effectiveness of the registration statement and subsequent launch of the fund.  As a result, we have not updated the performance data and ask that the comment be withdrawn.

Jennifer Gowetski, Esq.
June 24, 2009

Financial Statements and Notes

General

2.	Please tell us how you have complied with the financial statements updating requirement in accordance with Rule 3-12 of Regulation S-X.

Response:  In response to the Staff’s comment, unaudited financial statements of the Registrant as of March 31, 2009 have been included in the Amendment.

United States Commodity Funds LLC

Financial Statements and Notes

Consolidated Statements of Financial Condition, Page F-10

3.	We note that you recognized $311,038 as expense waiver payable. Please explain to us, and disclose in future filings, the nature of this account.

Response:  As noted in Note 3 to the Consolidated Financial Statements, the General Partner has agreed to pay certain expenses, including those relating to audit expenses and tax accounting and reporting requirements that would otherwise be borne by certain of the public funds it manages, notably United States Heating Oil Fund, LP (“USHO”), United States Gasoline Fund, LP (“UGA”), and United States 12 Month Oil Fund, LP (“US12OF”), to the extent that such expenses exceeded 0.15% (15 basis points) of each fund’s NAV, on an annualized basis, through December 31, 2008. The General Partner is under no obligation to pay such expenses and assesses whether to continue paying such expenses on a quarterly basis subject, in part, to the size of the fund and the ability of the fund to pay its own expenses.  The General Partner has determined to continue paying certain expenses of USHO and UGA through the first quarter of 2009 but has not continued paying such expenses on behalf of US12OF.  The General Partner is not required to continue paying certain expenses of any of the funds but may do so in its discretion in the future.

Jennifer Gowetski, Esq.
June 24, 2009

Note 2— Summary of Significant Accounting Policies, page F-15

Investments, page F-16

4.
We note you have recognized an unrealized loss of $88,820 and $443,189 for the years ended December 31, 2008 and December 31, 2007, respectively.  Tell us how you considered FSP 115-1 in determining impairment and evaluating whether the impairment is other than temporary.  Also, tell us how you considered the disclosures required by the referenced accounting standard.

Response:  The investment that has recorded unrealized losses for the years ended December 31, 2007 and 2008 is an equity position traded on the OTC Bulletin Board and, therefore, is marked to market daily based on the closing price on the OTC Bulletin Board.  The General Partner believes the investment continues to have value based on its assessment of the issuer’s operations and business model and intends to continue holding the investment on its balance sheet.  As a result, the General Partner believes the unrealized losses are not permanent and do not require the taking of realized losses on the investment.  The General Partner will continue to monitor the investment for any future impairments to determine whether the impairment is other than temporary.

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We hope that you will find these responses satisfactory.  If you have questions or further comments regarding this Amendment, please call the undersigned at 202.383.0180.

Sincerely,

/s/ James M. Cain

James M. Cain
Enclosure

cc:	Nicholas D. Gerber W. Thomas Conner, Esq.